P.E.
3/1/02

FORM 6-K

02025881

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 19 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

PROCESSED
APR 08 2002
THOMSON
FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

<u>Exhibit</u>

Attached please find eight certified copies of an Announcement dated 14 March 2002 published in Hong Kong newspapers on 15 March 2002 for your filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________________
Name: April Chan
Title: Deputy Company Secretary

Date: 18 March 2002

SHAREHOLDERS' FUNDS	Before Share Premium Reduction as at 31st December 2001 (HK$ million)		Pro-forma upon Share Premium Reduction becoming effective (HK$ million)	
	CLP Holdings	the Group	CLP Holdings	the Group
Share capital	12,107	12,107	12,107	12,107
Share premium	11,281	11,281	1,164	1,164
Capital redemption reserve and other reserves	2,416	2,129	2,416	2,129
Retained profit	1,730	5,929	11,847	16,046
Proposed dividends *(Note)*	2,528	2,528	2,528	2,528
Total	30,062	33,974	30,062	33,974

Note: *The proposed final and special final dividends for the year ended 31st December 2001 were declared by the Company on 25th February 2002 and will, subject to Shareholders' approval, be payable on 26th April 2002 to Shareholders registered as at 25th April 2002.*

Implementation of the Share Premium Reduction will not, of itself, alter the underlying assets, business operations, management or financial position of CLP Holdings or the proportionate interests of the Shareholders in the underlying assets of the Group, other than as a result of the related expenses of the Share Premium Reduction such as legal fees, printing costs and postage.

CLP Holdings has no immediate plans regarding the use of the increased distributable reserve. The Board considers that the Share Premium Reduction will not have a material adverse effect on the financial position of CLP Holdings and the Group.

CONDITIONS OF THE SHARE PREMIUM REDUCTION

The Share Premium Reduction is conditional upon:

(a) the passing of a special resolution to approve the Share Premium Reduction at the Extraordinary General Meeting;

(b) the Court making an order confirming the Share Premium Reduction (the "Confirming Order") pursuant to Section 60 of the Companies Ordinance; and

(c) the registration by the Registrar of Companies of Hong Kong of an office copy of the Confirming Order pursuant to Section 61 of the Companies Ordinance and any other documents required by the Court.

Assuming the above conditions are fulfilled, it is expected that the Share Premium Reduction will become effective immediately following the registration of the Confirming Order and any other documents required by the Court.

CLP Holdings has been advised that the time required for the grant of the Confirming Order is dependent upon (i) the making of arrangements with creditors of CLP Holdings such as obtaining appropriate consents from them (although these arrangements will not apply to the creditors of CLP Holdings' subsidiaries or affiliates), and (ii) the Court's availability for the necessary hearing dates which cannot be fixed until after the passing of the special resolution to approve the Share Premium Reduction. It is therefore not possible at this stage to ascertain the date on which the Court hearing of the petition for the confirmation by the Court of the Share Premium Reduction will take place. A further announcement will be made by CLP Holdings to inform the Shareholders of the effective date of the Share Premium Reduction.

GENERAL

A circular containing, amongst other things, further information in relation to the Share Premium Reduction and a notice of the Extraordinary General Meeting will be despatched to Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions shall have the following meanings:–

"Board"	the board of directors of CLP Holdings;
"CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange;
"CITIC Placement"	the placement of 497,664,000 shares in CLP Power to CITIC Pacific or one or more of its wholly-owned subsidiaries pursuant to a placement agreement entered into on 28th January 1997;
"CLP Holdings" or "Company"	CLP Holdings Limited 中電控股有限公司, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange;
"CLP Holdings Shares"	shares of HK$5.00 each in the capital of CLP Holdings;
"CLP Power"	CLP Power Hong Kong Limited 中華電力有限公司, formerly known as China Light & Power Company, Limited 中華電力有限公司, which was the holding company of the Group prior to the Group Reorganisation whereupon it became a wholly-owned subsidiary of CLP Holdings;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Court"	The High Court of Hong Kong;
"Extraordinary General Meeting"	an extraordinary general meeting of CLP Holdings to be convened to approve the Share Premium Reduction;
"Group"	CLP Holdings and its subsidiaries from time to time;
"Group Reorganisation"	the reorganisation of the Group, effective as of 6th January 1998, by way of a scheme of arrangement under Section 166 of the Companies Ordinance, pursuant to which CLP Holdings was established as the new holding company of the Group and was listed on the Stock Exchange, after which CLP Power, the holding company of the Group prior to such Group Reorganisation, withdrew its listing on the Stock Exchange;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Off-market Repurchase"	the repurchase of 367,275,500 CLP Holdings Shares by CLP Holdings from CITIC Pacific or its subsidiaries pursuant to a share sale and repurchase agreement entered into between CLP Holdings, CLP Power and CITIC Pacific, which repurchase was completed on 12th October 1999;
"Share Premium Reduction"	the proposed reduction of the share premium account of CLP Holdings as described in this announcement;
"Shareholders"	holders of CLP Holdings Shares; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 14th March 2002

中電控股
CLP Holdings

CLP Holdings Limited
中電控股有限公司

(incorporated in Hong Kong with limited liability)

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT TO INCREASE DISTRIBUTABLE RESERVE

The Board intends to put to Shareholders a proposal to reduce the share premium account of CLP Holdings. As at 31st December 2001, the amount standing to the credit of the share premium account of CLP Holdings was approximately HK$11,281 million. It is proposed that, subject to the conditions set out below, the share premium account of CLP Holdings be reduced by HK$10,116,789,910, which will be credited to the distributable reserve of CLP Holdings. As a result, the distributable reserve of the Group as at 31st December 2001, after allowing for the proposed final dividends for 2001, will increase from HK$5,929 million to HK$16,046 million upon the Share Premium Reduction becoming effective. The reduction of HK$10,116,789,910 represents the share premium on the 367,275,500 CLP Power shares issued to CITIC Pacific (as part of the CITIC Placement) which were subsequently repurchased and cancelled, as explained below.

CLP Holdings has no immediate plans regarding the use of the increased distributable reserve.

A circular containing, amongst other things, further information in relation to the Share Premium Reduction and a notice of the Extraordinary General Meeting will be despatched to Shareholders as soon as practicable.

INTRODUCTION

The Board intends to put to Shareholders a proposal to reduce the share premium account of CLP Holdings. As at 31st December 2001, the amount standing to the credit of the share premium account of CLP Holdings was approximately HK$11,281 million. It is proposed that, subject to the conditions set out below, the share premium account of CLP Holdings be reduced by HK$10,116,789,910, which will be credited to the distributable reserve of CLP Holdings. As a result, the distributable reserve of the Group as at 31st December 2001, after allowing for the proposed final dividends for 2001, will increase from HK$5,929 million to HK$16,046 million upon the Share Premium Reduction becoming effective. The reduction of HK$10,116,789,910 represents the share premium on the 367,275,500 CLP Power shares issued to CITIC Pacific (as part of the CITIC Placement) which were subsequently repurchased and cancelled, as explained below.

The Board believes that the Share Premium Reduction is in the best interests of CLP Holdings and the Shareholders.

BACKGROUND

A share premium was created in the accounts of CLP Power (CLP Holdings' predecessor) as a result of the CITIC Placement announced on 28th January 1997 pursuant to which CLP Power issued 497,664,000 new shares to CITIC Pacific. These shares were issued in two tranches, namely, 199,065,600 shares on 10th February 1997 and 298,598,400 shares on 7th March 1997. The subscription price under the CITIC Placement was HK$32.66 per share and, accordingly, the excess over the par value of HK$5.00 per share, net of permissible expenses, was credited to the share premium account of CLP Power. Immediately after the CITIC Placement, the amount standing to the credit of the share premium account of CLP Power was approximately HK$13,708 million.

Under the Group Reorganisation which was effective on 6th January 1998, shares in CLP Holdings were issued in exchange for shares in CLP Power. The Group Reorganisation also resulted in CLP Holdings having to create a share premium account equivalent to the excess value of the shares in CLP Power surrendered by its shareholders over the aggregate nominal value of CLP Holdings Shares issued in exchange under the Group Reorganisation. CLP Holdings, however, applied to the Court to sanction a reduction of its share premium account, which became effective on 13th January 1998 and allowed CLP Holdings to have the same distributable reserve which CLP Power had prior to the Group Reorganisation. Immediately after the Group Reorganisation and such reduction, the amount standing to the credit of the share premium account of CLP Holdings was approximately HK$13,362 million.

On 12th October 1999, 367,275,500 CLP Holdings Shares, which were originally placed to CITIC Pacific under the CITIC Placement, were repurchased from CITIC Pacific at HK$34.80 per share and cancelled by CLP Holdings. In accordance with statutory requirements governing share repurchases by Hong Kong companies, the consideration payable by CLP Holdings under the Off-market Repurchase was paid out of the distributable reserve instead of the share premium account. Thus, the share premium which had been created upon the original issue of the 367,275,500 CLP Holdings Shares which were subsequently repurchased under the Off-market Repurchase, was unaffected by the Off-market Repurchase despite the fact that those shares had been repurchased by CLP Holdings (and so cancelled) at a price which slightly exceeded the original issue price.

On 26th February 2001, CLP Holdings declared a one-for-five bonus issue concurrently with the announcement of its audited final results for the year ended 31st December 2000. The bonus issue was funded from the share premium account of CLP Holdings. Since the completion of the bonus issue on 23rd April 2001, the amount standing to the credit of the share premium account of CLP Holdings has stayed at approximately HK$11,281 million.

REASONS FOR THE SHARE PREMIUM REDUCTION

The CITIC Placement coupled with the Off-market Repurchase, to the extent of the 367,275,500 CLP Holdings Shares issued to, and subsequently repurchased from, CITIC Pacific, effectively resulted in a transfer of part of the assets of CLP Holdings from the distributable reserve to the share premium account in balance sheet terms. The reduction of HK$10,116,789,910 represents the share premium on the 367,275,500 CLP Power shares issued to CITIC Pacific (as part of the CITIC Placement) which were subsequently repurchased and cancelled.

In these circumstances, the Board considers that it is unnecessary to maintain the share premium account at its current level of HK$11,281 million. CLP Holdings, which is a Hong Kong company, is subject to the restrictions under Hong Kong law on the use of the funds standing in the share premium account which, in summary, limit its use to financing the issuing of bonus shares and paying the costs arising on the issue of shares. The application of funds in the share premium account is therefore more restricted than that of the distributable reserve and the Board considers that it is in the best interests of CLP Holdings and the Shareholders to proceed with the Share Premium Reduction. In particular, the Board believes that the Share Premium Reduction will have the following advantages for CLP Holdings and the Shareholders:

(1) The Share Premium Reduction will, in effect, correct the inevitable statutory consequences of the Off-market Repurchase whereby the 367,275,500 CLP Holdings Shares repurchased from CITIC Pacific were cancelled, but the share premium which was derived from their issue remained in place.

(2) By increasing CLP Holdings' distributable reserve, the Share Premium Reduction will provide greater flexibility for CLP Holdings whether in terms of dividend or share repurchase policies.

EFFECTS OF THE SHARE PREMIUM REDUCTION

The pro-forma effect of the Share Premium Reduction on the [illegible]

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary